AMENDMENT TO LEASE AGREEMENT

THIS AMENDMENT TO LEASE AGREEMENT is entered on this 2nd day of December, 2005, by 48th Street, LLC, an Arkansas limited liability company, ("Lessor"), and HQHealthQuest Medical and Wellness Centers, Ltd, an Oklahoma corporation ("Lessee"), to amend that certain Lease Agreement, dated effective October 6, 2004 (the "Lease Agreement").

The Lease Agreement is hereby amended as follows:

1.   The date of completion of Lessor's construction obligations as required pursuant to Section 16 of the Lease Agreement shall be September 12, 2005, and Lessee has accepted possession of the Premises.

2.   For all purposes under the Lease, including Lessee's obligation to pay rent thereunder, the term of this Lease shall commence on September 12, 2005 and end on September 11, 2015, unless earlier terminated or extended pursuant to the Lease Agreement,

3.   Attachment A to this Amendment of the Lease Agreement, which is the Addendum signed by Marla Webb as "Landlord" and Steve Swift as "Tenant" on August 1, 2005, is hereby cancelled and replaced with the following calculation:

• Square feet	6956
• Term	10 years
• Finance Rate	7%
• Base rent/ft.	$16.00
• Base rent/month	$9274.67
• TI Allowance/ft.	$20.00
• Buildout Total/ft.	$94.00
• TI Overage/ft.	$74.00
• TI $ Overage	$514,744.00
• TI Credit to Lessee	$8,579 (for two months waiver)
• TI $ Net Overage	$506,165
• Additional Monthly Rent	$5,981 [506,165 @ 7 % for 117/mos.]
• Total Rent/month	$15,255.67

4.   The Lease Agreement is amended to reflect the following payment adjustments:
   • Lessee shall make no "Total Rent" payments (of $15,255.67/month, as specified in Paragraph 3 above) for the half month of September, the whole month of October, the whole month of November and for a half-month of December of 2005 (a total of three months' total rent).
   • Of the three months' total rent referenced in the preceding subparagraph, the parties agree that: for the total rent for the months of October and November of 2005 ($15,255.67/month for a total of $30,511.34), Lessee's obligation to pay is cancelled and Lessor's right to receive the rent payments is deleted; for the two

half-month rent payments (September and December of 2005), the rent will be repaid by Lessee as described in paragraphs 5 and 6 below.

5.   The two half-months of deferred total rent, in the aggregate sum of $15,255.67, referenced in paragraph 4 of this Amendment shall be paid in equal monthly installments by Lessee without interest, over the sixty (60) months comprising years six through ten of the lease term.

6.   Lessor hereby agrees to pay and to be solely responsible for, and to hold Lessee harmless from, all expenses, obligations, indebtedness, costs and fees of every nature incurred or contracted by Lessor, Dixie Construction Company or Lessee, whether for labor, materials, fees, overhead, markups or any other reason, of the buildout of the Premises, whether or not such expenses are known to Lessor at the time of this Amendment, with the sole exception of the $6,910.92 of professional fees charged by Jessica Rice Interior Design, which Lessee shall pay and hold Lessor harmless from. Such expenses, obligations, indebtedness, costs and fees shall include but are not limited to the obligations reflected on Attachment B to this Amendment, which Lessor shall pay within fourteen (14) days of the date of this Amendment. Lessee represents and warrants to Lessor that there are no expenses Lessee incurred in connection with the buildout of the Premises for which Lessor shall have liability under this paragraph which are not shown on Attachment B.

7.   In further consideration of the promises, covenants and agreements contained in this Amendment to the Lease Agreement, Lessor, for itself and all related entities and for Dixie Development, Inc., Dixie Construction Company and all entities related thereto, hereby releases and forever discharges Lessee from, and holds Lessee harmless against, any claim, demand or liability to Lessor or third parties related to or arising from the non-payment of rent under the Lease Agreement for the months of October and November of 2005, the deferred payment of the rent for the months of September 12-30 and December 1-15 of 2005, or the buildout of Lessee's Premises; and Lessee does hereby release and forever discharge Lessor from any claim, demand or liability relating out of or arising from the failure of Lessor to buildout the Premises within the "turnkey" amount previously agreed upon by Lessee and Lessor in the Lease Agreement.

8.   All remaining terms and conditions of the Lease Agreement which are not expressly amended hereby shall remain binding between the parties.

IN WITNESS WHEREOF, the parties hereto have set their hands the day and year first above written.

48TH STREET, LLC
an Arkansas limited liability company

By: _____

Title: _____C E O_____

-2-

HQHEALTHQUEST MEDICAL AND WELLNESS CENTERS, LTD,

By: [signature]

Title: President

12/5/05

ATTACHMENT A

Property - Rainbow Professional Tenant Healthquest

Square Feet	6956	
Term	10	years
Finance Rate	7%	
Base Rent/ ft.	$ 16.00	
Base Rent/ month	$ 9,274.67	
TI Allowance/ft	$ 20.00	
Buildout Estimate/ft	$ 84.00	
TI Overage/ft	$ 64.00	
TI $ Overage	$ 445,184.00	
Monthly Amortized Add / $1000	11.61	
Additional Monthly Rent	$ 5,168.58	
Additional Rent/ft	$ 8.92	
Total Rent/ft	$ 24.92	
Total Rent/month	$ 14,443.25	

The amount of buildout cost over the allowance will be (a) ___ paid by tenant with first months rent or (b) __X__ amortized over the initial term of the lease at an interest rate of (7 %).

Tenant President Date 8/1/05 Landlord Date 8-1-05

HQ HealthQuest

SS

Tenant Landlord

ATTACHMENT B
INVOICES TO BE PAID

To: Dixie Construction Company

From: Steve Swift, President, WellQuest

September 30, 2005

Re: Tenant Improvement Bills and Expenses

Adjusted 11/28/05

As of this date, I am still looking to receive a status report on the build-out expenses. I have not seen a status report since the project began.

I gave the following invoices to Tim in August to Pay, but they have not been paid to date to my knowledge. Vendors are calling me.

- Jessica Rice Interior Design
  - Flooring ~~$32,674.66~~ — 25,763.74
  - Lighting & hardware 4,236.61 — 4,236.61
  - Wallcovering 3,507.89 — 3,507.89
- Ferguson (hardware) $ 1,304.95 — 1,304.95
  - Reimburse Swift for pmt.
- Springfield Sign (sending invoices)
  - Outdoor sign $ 6,893.72 — 6893.72
  - Vinyl glass interior 1,994.69 — 1994.69
- Oscar's Sign (Bentonville)
  - Interior rooms/bath $ 812.05 — 812.05
- Commercial Audio Systems $23,392.61 — 23,392.61
- Backyard Specialties (fountain) ~~$ 5,676.00~~ — 3,000
  - Reimburse Swift for down payment of ~~$2,838.00~~ 162
  - Net due to Backyard 2,838.00
- Swift Reimbursement $ 191.38 — 191.38
  - U-haul delivery of flooring

I still want to have a discussion with David next week regarding the Interior Design fees and the schematic design fees of by Sam Margulies.

Invoices for the above are included with the fax, except for Springfield sign and Oscars sign...these are being sent to me next week. The prices are firm.

Professional cabling $14,813.65
Accent Blinds 4,662.18
National (Dish washer – Reim. Swift) 467.61

TOTAL $91,040.98

[signature] Tenant

Landlord